velti

Q1 2012

Velti

1st Quarter 2012

SAFE HARBOR STATEMENT

This presentation contains forward-looking information about the Company's business and financial outlook. Forward-looking information addresses matters that are subject to risks and uncertainties. In addition to the risks associated with developing complex technology, the Company's future results will depend on a variety of factors, including global financial conditions and uncertainties; the ability to gain new customers and develop new customers; the ability of the Company to bring new products to market; technological advances and the ability to manage intellectual property rights and manage data rights in a rapidly changing environment; potential liability resulting from pending or future litigation; and product announcements by the Company's competitors and other competitive factors.

For further discussion of risks and uncertainties relating to the Company, please see the Company's filings with the Securities and Exchange Commission.

WWW.VELTI.COM

Q1 2012

Contents

- Revenue, Margin, Adjusted EBITDA Growth
- Growth Summary
- Margin Improvement
- Revenue breakdown by type and geography
- GAAP, Adjusted EBITDA & Adjusted Net Income reconciliation
- Q2 2012 and FY 2012 guidance

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Q1 2012

Q1 2012 Revenue & Revenue Less 3rd Party Costs Growth


Revenue
Q1 2012 vs. Q1 2011
($ millions)
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$-
+ 75%
$29.6
$51.8
Q1 2011
Q1 2012


Revenue Less 3rd Party Costs
Q1 2012 vs. Q1 2011
($ millions)
$40.0
$30.0
$20.0
$10.0
$-
+ 85%
$18.9
$34.9
Q1 2011
Q1 2012

Q1 2012 TTM* Revenue & Revenue Less 3rd Party Costs Growth

Q1 2012



Revenue (TTM)
Q1 2012 vs. Q1 2011
($ millions)
$250.0
$200.0
$150.0
$100.0
$50.0
$-
+ 63%
$129.6
$211.4
Q1 2011
Q1 2012



Revenue Less 3rd Party Costs
(TTM) Q1 2012 vs. Q1 2011
($ millions)
$160.0
$140.0
$120.0
$100.0
$80.0
$60.0
$40.0
$20.0
$-
+ 75%
$86.3
$151.3
Q1 2011
Q1 2012

*TTM= Trailing Twelve Months

Q1 2012

Adj. EBITDA Growth


Adj. EBITDA
Q1 2012 vs. Q1 2011
($ millions)
$5.0
$4.0
$3.0
$2.0
$1.0
$-
+ 260%
$1.3
$4.6
Q1 2011
Q1 2012


Adj. EBITDA (TTM)
Q1 2012 vs. Q1 2011
($ millions)
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$-
+ 101%
$28.0
$56.4
Q1 2011
Q1 2012

Note: Adjusted EBITDA defined as net income (loss) plus (i) income tax expense (benefit) (ii) interest expense, (iii) loss from equity method investments, (iv) foreign exchange (gains) losses, (v) depreciation and amortization, (vi) non-cash share based compensation (vii) non-recurring expenses and (viii) "other" income or expense.

Annual Growth Summary

Q1 2012



Adj. Revenue
Adj. EBITDA
Revenue Less 3rd Party Costs
($ millions)
$ 200
$ 180
$ 160
$ 140
$ 120
$ 100
$ 80
$ 60
$ 40
$ 20
$ -
2007-2011 CAGR:
Adj. Revenue: 84%
Adj. EBITDA: 178%
$16.4
$14.0
$0.9
$49.5
$16.7
$5.8
$90.0
$62.3
$24.7
$116.3
$79.6
$27.2
$189.2
$135.3
$53.1
2007
2008
2009
2010
2011

Note: Adjusted EBITDA defined as net income (loss) plus (i) income tax expense (benefit) (ii) interest expense, (iii) loss from equity method investments, (iv) foreign exchange (gains) losses, (v) depreciation and amortization, (vi) non-cash share based compensation (vii) non-recurring expenses and (viii) "other" income or expense.

Q1 2012

Quarterly Growth Summary: TTM



Key Quarterly Metrics (TTM)
($ millions)
$ 250
$ 200
$ 150
$ 100
$ 50
$ -
$129.6
$142.0
$159.6
$189.2
$211.4
$86.3
$97.1
$105.9
$135.3
$151.3
$28.0
$30.1
$32.5
$53.1
$56.4
Q1 2011
Q2 2011
Q3 2011
Q4 2011
Q1 2012
Revenue
Revenue Less 3rd Party Costs
Adjusted EBITDA

Note: Adjusted EBITDA defined as net income (loss) plus (i) income tax expense (benefit) (ii) interest expense, (iii) loss from equity method investments, (iv) foreign exchange (gains) losses, (v) depreciation and amortization, (vi) non-cash share based compensation (vii) non-recurring expenses and (viii) "other" income or expense.

Margin Improvement: Revenue less 3rd Party Costs

Q1 2012



Advertising Margin Improvement % Q1 2012 vs. Q1 2011
25%
20%
15%
10%
5%
0%
17%
22%
Q1 2011
Q1 2012



Marketing Margin Improvement % Q1 2012 vs. Q1 2011
81%
81%
80%
80%
79%
79%
78%
78%
77%
77%
76%
78%
80%
Q1 2011
Q1 2012

Margin improved across both Mobile Advertising and Mobile Marketing activities:

- Mobile Advertising: 16.6% to 21.9%, +535bps
- Mobile Marketing: 77.5% to 80.0%, +252bps

Q1 2012

Q1 2012 Adjusted EBITDA Margin Improvement


Adjusted EBITDA Margin
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
4%
9%
Q1 2011
Q1 2012


Adjusted EBITDA Margin (TTM)
29%
27%
25%
23%
21%
19%
17%
15%
22%
27%
Q1 2011
Q1 2012

Geographic Breakdown of Revenue

Q1 2012


Revenue by Region
Q1 2012 vs. Q1 2011 ($ millions)
$60
$50
$40
$30
$20
$10
$0
$11.8
$7.0
$8.2
$2.6
$15.2
$16.0
$13.3
$7.3
+ 176%
+ 63%
+ 129%
+ 29%
Q1 2011
Q1 2012
Europe w/o UK
UK
Americas
Asia/Africa


% Contribution to Revenue by Region Q1 - 2012
14%
26%
31%
29%
Asia/Africa
Americas
UK
Europe w/o UK

Breakdown of Revenue by Revenue Type

Q1 2012



Q1 - 2011
12%
9%
79%
SaaS
License
Managed Services



Q1 - 2012
3%
7%
90%
SaaS
License
Managed Services

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Q1 2012

Q1 2012 US GAAP To Pro Forma Reconciliation

in (000's)	GAAP	Share-Based Comp	Excluding Share-Based Comp	Other Pro Forma items	Pro Forma
Software as a service (SaaS) revenue	$ 46,768	$ -	$ 46,768	$ -	$ 46,768
License revenue	1,505	-	1,505	-	1,505
Managed Services	3,520	-	3,520	-	3,520
Total revenue	**51,793**	-	**51,793**	-	**51,793**
Costs and expenses:					
Third-party costs	16,862	-	16,862	-	16,862
Datacenter and direct project costs	7,892	(972)	6,920	(100)	6,820
General and administrative expenses	15,132	(3,660)	11,472	(1,075)	10,397
Sales and marketing expenses	12,753	(2,392)	10,361	(195)	10,166
Research and development expenses	4,684	(1,584)	3,100	(160)	2,940
Acquisition related and other charges	2,197	-	2,197	(2,197)	-
Depreciation and amortization	7,269	-	7,269	(2,637)	4,632
Total costs and expenses	66,789	(8,608)	58,181	(6,364)	51,817
Income (loss) from operations	**(14,996)**	**8,608**	**(6,388)**	**6,364**	**(24)**
Interest expense, net	(743)	-	(743)		(743)
Gain (loss) from foreign currency transactions	1,375	-	1,375	(1,375)	-
Other Expense	6,174	-	6,174	(6,028)	146
Income (loss) before income taxes, investment in associates and non-controlling interests	**(8,190)**	**8,608**	**418**	**(1,039)**	**(621)**
Income tax (expense) benefit	(278)	-	(278)	-	(278)
Gain or (loss) from equity investments	(371)	-	(371)	133	(238)
Net income (loss)	**(8,839)**	**8,608**	**(231)**	**(906)**	**(1,137)**
Net loss attributable to non-controlling interest	(21)	-	(21)	-	(21)
Net income (loss) attributable to Velti	**$ (8,818)**	**$ 8,608**	**$ (210)**	**$ (906)**	**$ (1,116)**
Net income (loss) attributable to Velti per share:					
Basic (and Diluted if Net Loss)	(0.14)	0.14	(0.00)	(0.01)	(0.02)
Diluted (Assuming we have net income)	(0.14)	0.13	(0.00)	(0.01)	(0.02)
Weighted average number of shares outstanding:					
Basic (and Diluted if Net Loss)	61,816	61,816	61,816	61,816	61,816
Diluted	63,949	63,949	63,949	63,949	63,949
EBITDA	**$ (7,727)**	**$ 8,608**	**$ 881**	**$ 3,727**	**$ 4,608**

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Q1 2012

Consolidated Statement of Operations

	3-Month Period Ended:					3-Month Period Ended:					3-Month Period Ended:
	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	FY 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	FY 2011	March 31, 2012
Software as a service (SaaS) revenue	$ 7,573	$ 13,788	$ 14,987	$ 40,854	$ 77,202	$ 23,279	$ 27,550	$ 25,545	$ 62,650	$ 139,024	$ 46,768
License revenue	4,881	5,540	3,883	12,282	26,586	2,791	4,077	10,091	19,746	36,705	1,505
Managed Services	3,777	2,601	1,752	4,351	12,481	3,480	2,731	2,552	4,710	13,473	3,520
Total revenue	**16,231**	**21,929**	**20,622**	**57,487**	**116,269**	**29,550**	**34,358**	**38,188**	**87,106**	**189,202**	**51,793**
Costs and expenses:											
Third-party costs	4,024	9,059	4,997	18,578	36,658	10,633	10,717	13,746	18,805	53,901	16,862
Datacenter and direct project costs (1)	1,333	1,467	1,570	1,942	6,312	2,951	5,140	4,127	5,734	17,952	7,892
General and administrative expenses (1)	5,371	3,909	5,882	7,322	22,484	9,468	14,409	10,260	11,121	45,258	15,132
Sales and marketing expenses (1)	4,689	6,263	6,179	5,918	23,049	7,993	11,586	7,785	10,369	37,733	12,753
Research and development expenses (1)	1,282	1,701	1,656	3,201	7,840	2,830	3,563	2,814	3,853	13,060	4,684
Acquisition related and other charges	-	-	-	5,364	5,364	1,461	6,142	-	2,787	10,390	2,197
Depreciation and amortization	2,569	2,684	2,843	4,035	12,131	3,754	4,108	5,788	7,250	20,900	7,269
Total costs and expenses	19,268	25,083	23,127	46,360	113,838	39,090	55,665	44,520	59,919	199,194	66,789
Income (loss) from operations	**(3,037)**	**(3,154)**	**(2,505)**	**11,127**	**2,431**	**(9,540)**	**(21,307)**	**(6,332)**	**27,187**	**(9,992)**	**(14,996)**
Interest expense, net	(1,062)	(1,305)	(2,826)	(2,876)	(8,069)	(3,483)	(1,398)	(1,482)	(1,026)	(7,389)	(743)
Gain (loss) from foreign currency transactions	(861)	(1,195)	1,004	(674)	(1,726)	378	(2,181)	8,777	(774)	6,200	1,375
Other Expense	-	-	-	-	-	(76)	162	(120)	(15)	(49)	6,174
Income (loss) before income taxes, investment in associates and non-controlling interests	**(4,960)**	**(5,654)**	**(4,327)**	**7,577**	**(7,364)**	**(12,721)**	**(24,724)**	**843**	**25,372**	**(11,230)**	**(8,190)**
Income tax (expense) benefit	212	228	(1,110)	(3,101)	(3,771)	(2,237)	(721)	(482)	(368)	(3,808)	(278)
Gain or (loss) from equity investments	(499)	(978)	(630)	(2,508)	(4,615)	(965)	320	262	183	(200)	(371)
Net income (loss)	**(5,247)**	**(6,404)**	**(6,067)**	**1,968**	**(15,750)**	**(15,923)**	**(25,125)**	**623**	**25,187**	**(15,238)**	**(8,839)**
Net loss attributable to non-controlling interest	(24)	(17)	(19)	(21)	(81)	(51)	(49)	25	205	130	(21)
Net income (loss) attributable to Velti	**$ (5,223)**	**$ (6,387)**	**$ (6,048)**	**$ 1,989**	**$ (15,669)**	**$ (15,872)**	**$ (25,076)**	**$ 598**	**$ 24,982**	**$ (15,368)**	**$ (8,818)**
Net income (loss) attributable to Velti per share:											
Basic (and Diluted if Net Loss)	$ (0.14)	$ (0.17)	$ (0.16)	$ 0.05	$ (0.41)	$ (0.34)	$ (0.47)	$ 0.01	$ 0.40	$ (0.28)	$ (0.14)
Diluted (Assuming we have net income)	$ (0.14)	$ (0.17)	$ (0.16)	$ 0.05	$ (0.41)	$ (0.34)	$ (0.47)	$ 0.01	$ 0.40	$ (0.28)	$ (0.14)
Weighted average number of shares outstanding:											
Basic	37,530	37,704	38,160	38,297	37,933	47,099	53,047	61,595	61,718	55,865	61,816
Diluted	37,530	37,704	38,160	39,551	37,933	47,099	53,047	63,926	62,921	55,865	61,816
(1) Includes share-based compensation as follows:											
Datacenter and direct project costs	$ 67	$ 107	$ 183	$ 87	$ 443	$ 628	$ 1,751	$ 601	$ 568	$ 3,549	$ 972
General and administrative expenses	224	498	1,010	880	2,613	3,244	5,632	1,342	1,516	11,735	3,660
Sales and marketing expenses	485	678	1,388	(321)	2,231	1,876	4,019	1,127	1,266	8,288	2,392
Research and development expenses	149	199	339	299	985	814	1,889	703	650	4,055	1,584
Total Share-based compensation	$ 925	$ 1,482	$ 2,920	$ 945	$ 6,272	$ 6,562	$ 13,291	$ 3,773	$ 4,000	$ 27,627	$ 8,608

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Q1 2012

Consolidated Statement of Operations

	3-Month Period Ended:					3-Month Period Ended:					3-Month Period Ended:
	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	FY 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	FY 2011	March 31, 2012
Adjusted Net Income (Loss) & Adjusted EBITDA Reconciliation											
Net loss before non-controlling interest	**$ (5,247)**	**$ (6,404)**	**$ (6,067)**	**$ 1,968**	**$ (15,750)**	**$ (15,923)**	**$ (25,125)**	**$ 623**	**$ 25,187**	**$ (15,238)**	**$ (8,839)**
Adjustments:											
Foreign exchange (gains) losses	861	1,195	(1,004)	674	1,726	(378)	2,181	(8,777)	774	$ (6,200)	(1,375)
Non-cash share based compensation	925	1,482	2,920	945	6,272	6,562	13,291	3,773	4,000	$ 27,627	8,608
Non-recurring and acquisition-related expenses	-	-	-	6,364	6,364	2,282	6,995	2,404	4,641	$ 16,322	(2,301)
(Gain) Loss from equity method investments	-	-	-	2,776	2,776	1,458	(169)	109	490	$ 1,888	133
Depreciation and amortization - acquisition related	276	280	295	784	1,635	795	797	795	2,220	$ 4,607	2,637
Adjusted net income (loss)	**$ (3,185)**	**$ (3,447)**	**$ (3,856)**	**$ 13,511**	**$ 3,023**	**$ (5,204)**	**$ (2,030)**	**$ (1,073)**	**$ 37,312**	**$ 29,005**	**$ (1,137)**
(Gain) loss from equity method investments - other	499	978	630	(268)	1,839	(493)	(151)	(371)	(673)	(1,688)	238
Depreciation and amortization - other	2,293	2,404	2,548	3,251	10,496	2,959	3,311	4,993	5,030	16,293	4,632
Income tax expense (benefit)	(212)	(228)	1,110	3,101	3,771	2,237	721	482	368	3,808	278
Interest expense, net	1,062	1,305	2,826	2,876	8,069	1,704	1,398	1,482	1,026	5,610	743
Other (income) expense	-	-	-	-	-	76	(162)	120	15	49	(146)
Adjusted EBITDA	**$ 457**	**$ 1,012**	**$ 3,258**	**$ 22,471**	**$ 27,198**	**$ 1,279**	**$ 3,087**	**$ 5,633**	**$ 43,078**	**$ 53,077**	**$ 4,608**
Summary Data											
Total Revenue	16,231	21,929	20,622	57,487	116,269	29,550	34,358	38,188	87,106	189,202	51,793
Third-party costs	4,024	9,059	4,997	18,578	36,658	10,633	10,717	13,746	18,805	53,901	16,862
Total revenue less: third party costs	12,207	12,870	15,625	38,909	79,611	18,917	23,641	24,442	68,301	135,301	34,931
% Margin	75%	59%	76%	68%	68%	64%	69%	64%	78%	72%	67%
Pro Forma Operating Expenses [1]											
Datacenter and direct project costs	$ 1,266	$ 1,360	$ 1,387	$ 1,785	$ 5,798	$ 2,390	$ 3,389	$ 3,526	$ 5,166	$ 14,471	$ 6,820
General and administrative expenses	$ 5,147	$ 3,411	$ 4,872	$ 6,031	$ 19,461	$ 6,617	$ 7,924	$ 6,514	$ 8,178	$ 29,233	$ 10,397
Sales and marketing expenses	$ 4,204	$ 5,585	$ 4,791	$ 5,879	$ 20,459	$ 6,462	$ 7,567	$ 6,658	$ 8,847	$ 29,534	$ 10,166
Research and development expenses	$ 1,133	$ 1,502	$ 1,317	$ 2,743	$ 6,695	$ 2,169	$ 1,674	$ 2,111	$ 3,032	$ 8,986	$ 2,940
Total	$ 11,750	$ 11,858	$ 12,367	$ 16,438	$ 52,413	$ 17,638	$ 20,554	$ 18,809	$ 25,223	$ 82,224	$ 30,323
Adjusted EBITDA Margin	3%	5%	16%	39%	23%	4%	9%	15%	49%	28%	9%

(1) Excludes share-based compensation and non-recurring expenses otherwise allocable to given expense category.

Q1 2012

2nd Quarter and Fiscal Year 2012 Guidance

	Q2	FY 2012
Revenue	$55-$59 million	$283-$296 million
Adj. EBITDA	$4.5-$7.0 million	$81-$88 million